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                                                  Filed by Caldera Systems, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                 and deemed filed pursuant to Rule 14a-12 of the
                                                 Securities Exchange Act of 1934

                                          Subject Company: Caldera Systems, Inc.
                                                   Commission File No. 000-29911


                              CALDERA SYSTEMS, INC.
                        2000 Q4 EARNINGS CONFERENCE CALL

THIRD PARTY:

         Good Day everyone and welcome to the Caldera Systems Q4 Earnings Conference Call. At this time, everyone is on "listen only" mode. Later a question and answer session will be opened. Today's call is being recorded. Participating on the call today are Ransom Love, President and Chief Executive Officer, and Robert Bench, Chief Financial Officer. Each of you should have a copy of the press release issued this morning containing our fourth quarter results of fiscal year 2000, which we will be discussing further in this call. If you do not have a copy, please call Kathy Martens at (801) 765-4999 so that we may send one to you immediately.

         I wish to point out to the participants on today's conference call that the information provided during this call will include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Our performance is subject to significant risks and uncertainties that could cause our actual results to differ materially from those that may be projected. Some of these risks and uncertainties may be specifically mentioned on this call. These forward-looking statements are made only as of the date of this earnings-release conference call and Caldera Systems undertakes no obligation to update or revise the projections of revenues or earnings or other forward-looking statements whether as a result of new information, future events, or otherwise. Accordingly, you should not place undue reliance on these projections of future revenue and earnings or other forward-looking statements. Potential risks and uncertainties include, without limitation, known and unknown risks, uncertainties, and other factors that may cause our or our industry's actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements, express or implied by these statements.

         For a full discussion of other risks, please see our Form S-4 dated November 8, 2000 available on www.freeedgar.com.

         I now turn the call over to Ransom Love, President and Chief Executive Officer.

RANSOM LOVE:

         I welcome everyone to the Caldera Systems fourth quarter and fiscal year 2000 call today, and thank you for joining us.

         While the company has continued its activities across several fronts, including product development and education curriculum offerings, the primary focus of


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management has been the consummation of the acquisition announced early in the fourth quarter. As I'm sure you're aware, Caldera Systems and The Santa Cruz Operation have reached a definitive agreement whereby Caldera will acquire SCO's Server Software Division and Professional Services Division. This matter is now in the S.E.C. process. We expect the S.E.C. will complete their final review before the end of the year. Optimistically, we are then expecting to send out proxy materials by early January, 2001. We anticipate that shareholders will approve the acquisition, thereby allowing us to consummate the acquisition during the latter part of February, 2001.

         I will reiterate that this acquisition is literally an industry-changing event, vaulting Caldera into a global distribution presence through more than 22,000 partners worldwide. With the acquisition, Caldera International will have the largest reseller channel with UNIX/Linux skills in the industry.

         We have been briefing SCO customers, partners, and channel partners worldwide, and have had excellent feedback and response. We have recently begun a global 40-city tour and have experienced record attendance consistently in every city visited thus far.

         As we have briefed SCO customers such as McDonald's, BMW, and Deutch Bahn, they enthusiastically endorse the technology base, and have agreed to maintain their commitment to Caldera International. This education process with customers and partners insures that Caldera International will acquire vibrant and dynamic SCO divisions as we carry long-existing relationships with us into the future. Although we are currently bearing the cost burden of this affiliate education process as a stand-alone entity and the benefits of our efforts may first be felt by the SCO Divisions, the results will ultimately accrue to the Linux operations as well since synergies will mount for the combined group.

         In addition, the response from our strategic partners has been outstanding. As a result of the acquisition, Compaq has indicated that Caldera International (which is the new combined company following the acquisition) will be its premier Linux/UNIX provider. Although both Caldera and SCO had independent relationships with Compaq prior to the acquisition announcement, the combination of the two companies is viewed as positive--even synergistic--by Compaq and indeed strengthens the overall relationship. Since the acquisition announcement, we have concluded a transaction that will make Caldera Linux available on the full Proliant server line. The current plan is to formally announce preload availability in January, 2001. Separately, Caldera will promote/sell advanced clustering solutions that have been jointly developed by both Caldera and SCO. Compaq and Caldera are engaging in joint sales opportunities worldwide, and our future as partners looks bright.

         Caldera and SCO have already begun to join forces to produce industry-evolving products. Caldera has been collaborating on the development of the Linux kernel personality with the current SCO engineers in order to allow Linux applications to run on a UNIX kernel. Oracle has run its full suite of Linux certification tests and found it to be 100 percent compatible with Linux. Caldera International expects to be able to release a



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platform that is Linux Standard Base and UNIX 98 compliant in the first quarter of 2001. We will be the only alternative platform that scales from the client to the enterprise on high volume hardware. The utilization of the Linux and Unix platforms in concert provides users with robustness and scalability unavailable elsewhere in the industry.

         I will summarize for you some of the other achievements the company has made during this fourth quarter:

         We are in the final phase of successful open beta testing of our new Linux management solution, Caldera Volution, which is a browser- and directory-based management product for Linux systems. Using Volution, network administrators can create policies and profiles to manage a half dozen or thousands of Linux systems, without having to individually manage or touch each. By consolidating management functions for labor-intensive tasks, Volution dramatically reduces costs, saves time, and increases job efficiency. Initial response to Volution has been very positive. The product will ship the first week of January, 2001.

         IDC shows the market opportunity for management in our space to be $7 billion with Linux currently the number two OS platform. In addition, we believe Caldera has a six-to-twelve-month lead on providing such a comprehensive offering. Caldera will also be able to roll this out to the impressive installed base of SCO customers which is the largest base of UNIX customers.

         Our education initiative has continued to advance. In October we announced that the first three courses for our OpenLinux Solution Series are complete. Three additional courses will be available before the end of the calendar year 2000. The OpenLinux Solutions Series is designed to educate IT professionals to deploy and manage specialized servers.

         A change in our management team has occurred with the recent addition of Bob Bench as our Chief Financial Officer. Bob has over 27 years experience in various senior executive positions including President, Chief Financial Officer, and Chief Operating Officer. His business background includes IT services, Computer Software, Computer Hardware, Semiconductors, Investment Banking, and an international assignment in Business Development. With the wealth of experience he brings, we are understandably happy to welcome him to Caldera Systems.

         I'll now turn the call over to Bob to discuss in more detail our financial performance.

BOB BENCH:

         Thank you. I am pleased to announce that fourth quarter revenue for Caldera Systems was $1.2 million, an increase of 34 percent over the same period in the prior fiscal year, and a decrease of 1 percent from the third quarter of fiscal 2000. Revenue for


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fiscal 2000 was $4.3 million compared to $3.1 million for fiscal 1999, an increase of 38 percent.

         For fiscal year 2000, the net loss is $39.2 million or $(1.19) per common share compared to a net loss of $9.4 million or $(0.51) per common share in 1999. This increase in net loss represents the costs associated with a large ramp up of worldwide operations, an increase in employees, our commitment to developing Linux-based business solutions, and a substantial increase in marketing.

         The net loss for the fourth quarter was $6.9 million or $(0.18) per share versus a net loss of $4.5 million or $(0.17) per share in the same period in the prior fiscal year and and net loss of $7.5 million or $(0.19) per share in the third quarter of 2000.

         Revenue for the fourth quarter was split between software revenue and service revenue.

         Our operating expenses for the quarter were $9.9 million comprised of the following components:

         (1). Sales and marketing expenses of $4.3 million reflecting our aggressive worldwide marketing and brand-building strategy.

         (2). Research and development expenses were $1.6 million, which was also according to plan. This reflects the company's commitment to world-class products and the aggressive introduction of new products.

         (3). General and administrative expenses were $1.9 million. This is reflective of our ramp up in anticipation of closing the acquisition of the SCO Divisions.

         (4). Amortization of deferred compensation was $1.2 million which was higher than anticipated as a result of option modifications made during the quarter.

         (5). A one-time, cost-sharing charge relating to the SCO acquisition of $0.9 million. This relates to our agreement to retain a vibrant, worldwide sales and service organization in anticipation of the completion of the SCO acquisition. We will record the additional $600 thousand of the agreed-upon $1.5 million total cost-sharing charge during the first quarter of fiscal 2001.

         Other income of $3.4 million included $1.1 million of interest income earned on cash balances, and a one-time gain of $2.3 million recognized on the sale of certain non-strategic assets and intellectual property.

         Excluding the effects of the non-recurring charge to the Santa Cruz Operation and the gain from the sale of the Electronic Linux Marketplace assets, the net loss to common shareholders would have been ($0.21) per common share for the fourth quarter of 2000.

         Our strong balance sheet reflects total cash and marketable securities of $90.7 million, placing us in an extremely favorable position from which to drive growth. We received a $15 million cash infusion during the quarter from the sale of 40 percent of our holdings in Lineo, Inc. This strong cash position will contribute to our capacity for rapid growth as we absorb the planned acquisition of the two SCO Divisions.



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         Looking forward, we anticipate that in our next several quarters were we a stand-alone company, our operating expenses would be similar to our most recent quarterly trends. Upon completion of the SCO transaction, we will again address our projections.

         Two strategic initiatives will impact revenues as we transition the company:

         (1). Currently, most of our software revenue is coming from retail sales. Strategically, we are moving to a more economical model of Business to Business including corporate and OEM partnerships and strategic alliances. We foresee this impacting our revenues for the next several quarters as retail sales drop more rapidly than the ramp up of corporate sales. Corporate sales are growing as we anticipated and we expect corporate and OEM sales to surpass retail sales by the end of the second quarter of fiscal year 2001 returning us to consecutive quarterly revenue growth trend.

         (2). Our focused attention on completing the acquisition of the two SCO Divisions will also impact revenues since the magnitude of the transaction itself demands a commensurate proportion of the time and resources of management.

         Both of these initiatives are strategic decisions we have made to position Caldera as the leading provider of e-based computing solutions.

         We will now be happy to answer any questions you may have. We do request that you ask just one question for the first round, please. If time permits we will return to you for additional questions. Thank you.

                                * * * * * * * *

Cautionary Note Regarding Forward-Looking Statements under the Private Securities Litigation Reform Act of 1995: Information in this release that involves Caldera's, SCO's and, assuming the acquisition of the SCO Server Software and Professional Services Divisions (the "Acquisition") is completed, the combined companies' expectations, beliefs, hopes, plans, intentions or strategies regarding the future are forward-looking statements that involve risks and uncertainties. These statements include statements about Caldera's, SCO's and the combined companies' strategies in the marketplace, their market positions and their relationships with customers. All forward-looking statements included in this release are based upon information available to Caldera and SCO as of the date of the release, and neither Caldera, SCO nor the combined companies assume any obligation to update any such forward-looking statement. These statements are not guarantees of future performance and actual results could differ materially from current expectations. Factors that could cause or contribute to such differences include, but are not limited to 1) the potential disruption of Caldera's and SCO's businesses that might result from employee or customer uncertainty, and lack of focus following announcement of the Acquisition in connection with integrating the operations of Caldera and SCO; 2) product integration risk due to overlapping products and technologies; 3) the possibility that the Acquisition might not be consummated; 4) the effects of the public announcement of the Acquisition on Caldera's and SCO's stock prices, their sales and operating results, their ability to attract and retain key personnel and the progress of certain of their development projects; 5) the risk that the announcement of the Acquisition could result in decisions by customers to defer purchases of products of Caldera or SCO; 6) the risk that redundancy in staffing and infrastructure could reduce efficiency and increase costs; 7) the difficulties of managing geographically dispersed operations; and 8) the risk that other benefits sought to be achieved by the Acquisition will not be achieved. These and other factors are risks associated with Caldera's and SCO's businesses that may affect their operating results and are discussed in SCO's Annual Report on Form 10-K for the fiscal year ended September 30, 1999 filed




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with the Securities and Exchange Commission ("SEC") on December 28, 1999, and
amended on November 8, 2000, and Caldera's and SCO's quarterly reports on Form 10-Q filed with the SEC. Additional Information and Where to Find It: Caldera has filed a preliminary Registration Statement on SEC Form S-4 and it is expected that Caldera and SCO will file a Joint Proxy Statement/Prospectus with the SEC in connection with the Acquisition, and that Caldera and SCO will mail a Joint Proxy Statement/Prospectus to stockholders of Caldera and SCO containing information about the Acquisition. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Caldera, SCO, the Acquisition, the persons soliciting proxies relating to the Acquisition, their interests in the Acquisition, and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and these other documents may also be obtained from Caldera by directing a request through the Investor Relations portion of Caldera's Web site at http://www.caldera.com or by mail to Caldera Systems, Inc., 240 West Center Street, Orem, Utah 84057, attention: Investor Relations, telephone (801) 765-4999. In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, Caldera and SCO file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Caldera or SCO at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.